Notice to ASX/LSE

Exhibit 99.21
Bank of America Merrill Lynch Metals & Mining Conference

14 May 2019

Rio Tinto chief executive J-S Jacques is presenting today at the Bank of America Merrill Lynch Metals & Mining Conference in Barcelona, Spain.

The presentation is attached and will also be available at riotinto.com/presentations, along with the audio webcast details.

Contacts

media.enquiries@riotinto.com riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404